JOINT ERRORS AND OMISSION LIABILITY INSURANCE AGREEMENT

THIS AGREEMENT is made as of September [  ], 2007, by and among Prospector Capital Appreciation Fund, Prospector Opportunity Fund (each, a “Series” of Prospector Funds, Inc. (the “Fund”) and, collectively, the “Series”), and Prospector Partners Asset Management, LLC (the “Adviser”), the investment adviser of the Series, which are named insureds under a joint liability policy as described below, is entered into under the following circumstances:

A. Pursuant to Rule 17d-1(d)(7) under the Investment Company Act of 1940, as amended (the “Act”), affiliated persons of registered investment companies are permitted to enter into a joint arrangement regarding a liability insurance policy (other than a bond required pursuant to Rule 17g-1 under the Act) provided that the conditions listed in Rule 17d-1(d)(7)(i)-(v) are met;

B. The Series and the Adviser are named as joint insureds (each, an “Insured” and, collectively, the “Insureds”) under the terms of a joint errors and omissions insurance policy (the “Policy”);

C. A majority of the Fund's board of directors (the “Board of Directors” or the “Board”), including a majority of those Directors who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the Act, agree that the participation of the Series in the Policy is in the best interests of each Series and that the proposed premium for the Policy (the “Premium”) to be allocated to each Series, based upon its proportionate share of the sum of the premiums that would have been paid if such insurance coverage were purchased separately by each Series, is fair and reasonable to each Series;

D. The Policy does not exclude coverage for bona fide claims made against any Director who is not an “interested person” of the Fund as defined by Section 2(a)(19) of the Act, or against a Series if one of the Series is a co-defendant in the claim with the disinterested Director, by another person insured under the Policy;

E. The Board satisfies the fund governance standards defined in Rule 0-1(a)(7) under the Act; and

F. The Insureds now desire to enter into an agreement to establish the manner in which recovery under the Policy, if any, shall be shared.

NOW, THEREFORE, IT IS HEREBY AGREED by and among the Insureds as follows:

1. Payment of Premium.

The Premium for the Policy, which will be in the principal amount of $3,000,000, will be $22,300, the cost of which will be allocated among the Insureds.  The Series will pay [80]% of the Premium, equal to $[17,840], while the Adviser will pay between 20% of the Premium, equal to between $[4,460].  As between the Series, each Series shall pay a portion of the premium due under the Policy derived by multiplying the premium by a fraction, (i) the denominator of which is the total net assets of all the Series combined and (ii) the numerator of which is the total net assets of each of the Series individually (“Series Allocation Fraction”). Each of the Insureds agrees that the appropriateness of the allocation of the Premium will be determined no less often than annually.  No adjustment of the allocation of the Premium will be implemented without approval of the Board of Directors.

2. Allocation of Recoveries.

(a) If more than one Insured is damaged in a single loss for which recovery is received under the Policy, each such Insured shall receive that portion of the recovery which represents the loss sustained by that Insured, unless the recovery is inadequate to fully indemnify each Insured sustaining a loss.

(b) If the recovery is inadequate to fully indemnify each Insured sustaining a loss, the recovery shall be allocated among the Insureds as follows:

The proceeds shall be allocated to each Insured sustaining a loss not fully covered by the allocation under subparagraph (i) in the proportion that such Insured’s last payment of premium bears to the sum of the last such premium payments of all Insureds; provided, that as between the Series, the Series shall receive proceeds due under the Policy derived by multiplying the proceeds due to the Series in aggregate by the Series Allocation Fraction.  If such allocation would result in any Insured which had sustained a loss receiving a portion of the recovery in excess of the loss actually sustained, such excess portion shall be allocated among the Insureds whose losses would not be fully indemnified.  The allocation shall bear the same proportion as each such Insured’s last payment of premium bears to the sum of the last premium payments of all Insureds entitled to receive a share of the excess; provided, that as between the Series, the Series shall receive proceeds due under the Policy derived by multiplying the proceeds due to the Series in aggregate by the Series Allocation Fraction..  Any allocation in excess of a loss actually sustained by any such Insured shall be reallocated in the same manner.

3. Continuation and Termination. This Agreement shall become effective on the date first written above, subject to the condition that the Board of Directors, including a majority of those Directors who are not “interested persons” of the Fund (as such term is defined in the 1940 Act), shall have approved this Agreement.  This Agreement shall supersede all prior agreements relating to an allocation of premium on any joint insured policy and shall apply to the present liability policy coverage and any renewal or replacement thereof.  It shall continue until terminated by any Insured upon the giving of not less than sixty (60) days notice to the other Insureds in writing.

4. Amendments. No provision of this Agreement may be changed, waived, discharged or terminated orally, but only by an instrument in writing signed by the Insured against which enforcement of the change, waiver, discharge or termination is sought.  A written amendment of this Agreement is effective upon the approval of the Board of Directors.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused these presents to be duly executed by their duly authorized officers as of the date first above written.

Prospector Capital Appreciation Fund

By:
Name:
Title:

Prospector Opportunity Fund

By:
Name:
Title:

Prospector Partners Asset Management, LLC

By:
Name:
Title:

SK 02081 0009 805625 v3